520 Maryville Centre Drive, Suite 400
St. Louis, Missouri  63141

December 20, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 4561
Washington, DC 20549
Attention:  Patrick Gilmore, Accounting Branch Chief

Re:            Perficient, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File No. 001-15169

Dear Mr. Gilmore:

            We are in receipt of your comment letter dated December 11, 2013, regarding the Annual Report on Form 10-K for the year ended December 31, 2012, for Perficient, Inc. (the "Company"), filed with the Securities and Exchange Commission (the "Commission" or "SEC") on March 7, 2013.  We have set forth below in bold the Staff's comment in the comment letter followed by our response.

Risk Factors

The loss of one or more of our significant software vendors…, page 10

1.	Further to prior comment 1, please tell us what consideration you gave to identifying by name your most significant software vendors in this risk factor.

Response:  Beginning with the Company's Form 10-K filing for the year ended December 31, 2013, we will identify our significant software vendors by name within our risk factor.  A sample disclosure is detailed below:

The loss of one or more of our significant software vendors could have a material and adverse effect on our business and results of operations.

We have significant relationships with software vendors including IBM, Oracle, and Microsoft.  Our business relationships with these companies enable us to reduce our cost of acquiring customers and increase win rates through leveraging our vendors' marketing efforts and strong vendor endorsements.  The loss of one or more of these relationships and endorsements could increase our sales and marketing costs, lead to longer sales cycles, harm our reputation and brand recognition, reduce our revenues, and adversely affect our results of operations.  The financial impact of the loss of one or more software vendors is not reasonably estimable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

2.	We note your response to prior comment 2. It remains unclear to us how you concluded that bookings growth is not a key metric that should be discussed in your Management Discussion and Analysis. The assertions that there is not an industry standard definition of "bookings" and that your peers do not disclose their bookings or similar metrics are not dispositive as to whether bookings is a key performance indicator that your management uses to manage the business and whether it would be material to investors. Please explain further how you concluded that bookings growth is not a key variable "peculiar to and necessary for an understanding and evaluation of the individual company," and how disclosure of this metric is not necessary to an understanding of your prospects for the future. We refer you for guidance to Section III.B.1 of SEC release No. 33-8350.

Response:  We respectfully acknowledge the Staff's comment. We do not believe that bookings growth is a key variable to understanding our business, our financial position, or our future prospects for growth, mainly because bookings is not necessarily an accurate indicator of the Company's revenue trends or future revenue results.  Our customer agreements for services, which comprise the majority of our revenue, are primarily on a time and materials basis.  Bookings represent customer contractual agreements in place for time and materials services work that has not been performed.  The timing and duration of customer agreements, the timing of customer renewals, and changes in customer financial circumstances all impact the manner and timing in which services are ultimately provided and when revenue is realized.  The timing and growth of bookings does not necessarily correlate to the pattern of revenue recognition for work performed for customers on a time and materials basis.  Additionally, contract wins vary significantly from quarter to quarter and may not be indicative of a trend.

Further, we utilize measures such as revenues, gross margin, operating margin, earnings per share, adjusted earnings per share (a non-GAAP measure) and operating cash flow to evaluate our business, our financial position, and our future prospects for growth.  Our management team uses these metrics when it internally evaluates the performance of our business to make operating decisions, including internal operating budgeting, performance measurement, and the calculation of bonuses and discretionary compensation.  We believe that providing these metrics to our investors is appropriate because it allows investors to evaluate our performance using the same methodology and information used by our management.  Therefore, we disclose quarterly projected revenue guidance and annual projected revenue and adjusted GAAP earnings per share guidance in our quarterly press releases.  Guidance ranges are intended to provide our investors with meaningful metrics to understand and evaluate expectations regarding future revenue trends and growth.

Although we have disclosed bookings in our earnings calls, we do not consider bookings to be a key performance indicator which the Company uses to manage the business or evaluate our revenue trends and growth prospects.  Accordingly, management does not believe the disclosure of bookings is deemed necessary for an investor to understand and evaluate the Company's business. As noted in our November 21, 2013 letter to the SEC, the Company will monitor the significance of bookings and the consideration of this metric as a key variable going forward.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address your comments.   If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned.  Thank you.
Very truly yours,

PERFICIENT, INC.

By: _/s/ Paul E. Martin   _
Paul E. Martin
Chief Financial Officer

cc: Michele C. Kloeppel, Esq.